SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:
–	Press Release dated September 29, 2005;
–	Joint Press Release dated September 30, 2005;
–	Notice of a change in the share capital of Enel S.p.A. dated September 30, 2005.

Press Release
ENEL: THE BOARD OF DIRECTORS SETS 2005 INTERIM DIVIDEND AT €0.19 PER SHARE
Rome, September 29, 2005 — The Enel Board of Directors met today under the chairmanship of Piero Gnudi and set the 2005 interim dividend resolved at the meeting of September 8 last at €0.19 per share, having considered the successful outcome of the sale of 29.99% of the share capital of Terna S.p.A. to Cassa Depositi e Prestiti S.p.A..
Such interim dividend results from Enel’s consolidated capital gain earned in 2005 on the sale of part of the investment in Terna. The overall gain included that earned on the sale of 13.86% of Terna to institutional investors in April and that on the above mentioned sale of 29.99% of Terna to Cassa Depositi e Prestiti, which was completed on September 15.
The Board of Directors confirmed that the interim dividend will be paid, gross of any withholding tax, as from November 24, 2005, with the ex dividend date for coupon no. 6 falling on November 21, 2005.
The overall dividend for 2005 can therefore be estimated at no less than €0.61 per share, given that the interim dividend set today (€0.19 per share) is expected to be supplemented by a balance dividend of at least €0.42 per share, whose distribution in June 2006 was announced to the financial community by CEO Fulvio Conti on September 8 last.

Joint Press Release
FIAT AND ENEL ANNOUNCE THEIR AGREEMENT FOR THE SALE OF THE INTEREST HELD BY ENEL IN LEASYS
Turin — Rome, September 30, 2005 — Fiat and Enel have reached an agreement for the sale of the interest held by Enel in Leasys (49%). Under the agreement, which is subject to approval by antitrust authorities, Fiat will increase its interest in Leasys from 51% to 100%, for a consideration of 33.5 million euro.
Leasys, an Italian market leader in long-term vehicle rental, has a fleet of more than 86,000 vehicles and posted revenues of 388 million euro in 2004. The company was set up in September 2001 as a joint venture between Fiat and Enel.
The transaction is in line with Fiat’s objective to strengthen its position in the long-term vehicle rental market in Italy and reflects Enel’s choice to focus its activities on the core energy business.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between September 9, 2005 and September 15, 2005 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between September 9, 2005 and September 15, 2005 a total of 788,700 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on September 30, 2005.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each
Total	6,149,714,507	6,149,714,507	1 Euro	6,148,925,807	6,148,925,807	1 Euro

Of which:
Ordinary shares	6,149,714,507	6,149,714,507	1 Euro	6,148,925,807	6,148,925,807	1 Euro
(rank for dividend pari passu: January 1, 2005) current coupon number 6

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv.Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: September 30, 2005